Standard Pacific Corp.

26 Technology Drive

Irvine, California 92618

March 7, 2011

VIA EDGAR

Pamela A. Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Re:	Standard Pacific Corp. Amendment No. 1 to Registration Statement on Form S-3 Filed January 18, 2011 File No. 333-170469

Dear Ms. Long:

On behalf of Standard Pacific Corp. (the “Company”), I am submitting this letter in response to the comments received from the staff of the Securities and Exchange Commission (the “Commission” and the “Staff”) in a letter dated January 28, 2011 (the “Comment Letter”) with respect to the filing referenced above (the “Form S-3”). We have reviewed the Comment Letter and provide the responses set forth below. For your convenience, the headings and paragraph numbers in our letter correspond to the headings and paragraph numbers in the Comment Letter.

General

1.	We note your response to comment one in our letter dated December 3, 2010; however, we reissue the comment. While we note that the Skadden Arps No-Action Letter permits a prospectus to a previously effective Form S-3 to be revised to reflect a shareholder rights plan by filing a Rule 424(c) prospectus supplement, a company that has an existing rights plan and is filing a new Securities Act registration statement for shares of the class of security to which the rights relate must register the rights on the new registration statement as a separate security. See Compliance and Disclosure Interpretations – Securities Act Forms (Interpretation 116.16), available in the Corporation Finance section of our website. On page 7, we note that you entered into a rights agreement in December 2001 whereby your board of directors declared a dividend of one stock purchase right for each outstanding share of your common stock. Please register these rights, list them on the prospectus cover page, and arrange for counsel to opine on the legality of these rights.

Pamela A. Long

United States Securities and Exchange Commission

March 7, 2011

Response

With this response, we are filing an amendment to our Form S-3 (the “Second Amendment”) that registers the rights as a separate security and lists the rights on the prospectus cover page. We have also arranged for counsel to opine on the legality of the rights. Please refer to the revised legal opinion filed as Exhibit 5.1 to the Second Amendment.

2.	We note your response to comment two in our letter dated December 3, 2010. Please note that an indenture covering securities to be issued in a registration statement must be qualified at the time the registration statement relating to those securities becomes effective. If you plan to issue debt securities under a new indenture, you must file a new form of indenture as an exhibit to the registration statement to qualify the indenture. Additionally, you must either file a Form T-1 as Exhibit 25 to the registration statement to qualify the trustee thereunder or rely on Section 305(b)(2) of the Trust Indenture Act and include the undertaking contained in Item 512(j) of Regulation S-K. If you choose to issue debt securities under a new indenture while using a trustee that is a trustee under another indenture, please include the information required by Item 4 of Form T-1. Finally, we note that you included a Form of Subordinated Debt Securities Indenture as Exhibit 4.26 to the registration statement by incorporating it by reference to a previous Form S-3/A that was filed with the Commission on October 22, 1998. Please note that Instruction No. 1 to Item 601 of Regulation S-K instructs that an exhibit to a registration statement filed in preliminary form may not be incorporated by reference in any subsequent filing under any Act administered by the Commission. Please advise or file a new Form of Subordinated Debt Securities Indenture.

Response

We have filed the form of Subordinated Debt Securities Indenture as Exhibit 4.26 to the Second Amendment. Because we are not certain of the trustee that the Company would use in connection with any future issuance(s) of debt securities under such indenture, we have not filed a revised Form T-1 to qualify a trustee thereunder. Instead, as suggested, in the Second Amendment, we have re-inserted the undertaking contained in Item 512(j) of Regulation S-K to reflect the Company’s reliance on Section 305(b)(2) of the Trust Indenture Act.

Pamela A. Long

United States Securities and Exchange Commission

March 7, 2011

3.	We note your response to comment six in our letter dated December 3, 2010; however, we note the inclusion of a new assumption in paragraph C. Please arrange for counsel to explain to us why the assumption in paragraph C is necessary, otherwise, please remove this assumption.

Response

The revised legal opinion filed as Exhibit 5.1 to the Second Amendment no longer contains the assumption referenced in the Staff’s comment.

If you have any questions regarding our responses, please contact me at (949) 789-1600.

Sincerely,

/s/ John P. Babel, Esq.

John P. Babel, Esq. Senior Vice President, General Counsel & Secretary Standard Pacific Corp.